developed by masterplans.com

Provide individuals, consumers and businesses with the most innovative, expeditious, and flexible shipping marketplace, reducing delays, reduce costs in end-point delivery.

MISSION

Shipping carrier deadlines do not determine whether a package is time-sensitive; customer need does.

IF YOU AGREE, JOURNEY WITH MYWAY

8hrs 35mins

Flight time to the moon

24hrs

FedEx & UPS delivery from Jacksonville to Orlando

Today, NASA can send a flight to the moon **faster** than shipping carriers can send a package from Jacksonville, Florida to Orlando.

Today's consumers expect lightning-fast services with next-day or two-day delivery, instant gratification.

They cannot get this level of service from today's shipping carriers.

Instant - Gratification DENIED!

The infrastructure for improving shipping speeds already exists, if we are willing to broaden our thinking.

Peer to peer services like AirBnB and Uber have revolutionized their respective industries by harnessing the gig economy.

MYWAY will do the same with the shipping industry by using:

1. A broad base of individuals
2. With existing travel plans
3. Who are willing to act as couriers

In the same way that existing homeowners are willing to rent out their spare rooms on a short-term basis or existing drivers are willing to give rides to people who are willing to pay.



The Courier Services industry is a **$92.5 billion** industry.
According to industry research firm IBISWorld, the customer segments that use courier services
(whether local or long distance) are as follows:



Major market segmentation (2017)

7.9%
All other

51.9%
Business to consumers
including households

40.2%
Business to business

Total $92.5bn

SOURCE: WWW.IBISWORLD.COM

Demand for rapid delivery is growing, as consumer expectations adjust to modern times.

But while retailers like Target, Wal-Mart, and Amazon are competing to offer the fastest delivery services…

Carriers like FedEx , USPS and UPS are not showing a willingness to adjust their logistics models to make quicker delivery times possible.









They lack the vision to invent creative new solutions to the problem.

66% of shoppers want next-day or same-day delivery and **37%** prefer same-day or sooner

Modern consumers have been conditioned to think that next-day delivery only occupies one day of their valuable time.

Next-day is still a *two-day delivery service*.

Who determines what's Time-Sensitive for you?



Proof of concept for MYWAY comes from three individual companies that have shown success with incorporating various aspects of MYWAY's vision:

1. Shipt was acquired by Target for $550 million to make same-day delivery possible

2. Wal-Mart purchased Parcel and Jet.com to speed up delivery

3. Roadie built a network of 50,000 peer-to-peer drivers within three years

MYWAY differentiators are numerous:

1) Faster delivery (within hours 50 to 150 times a day to one city alone made possible)
2) Accountable deliveries (everyone is registered Shippers and Travelers, no cash transactions)
3) Flexibility (you can ship the way you want)
4) Cheaper (MYWAY's proprietary algorithm beats the competition)
5) Sunday delivery (Introduction of a novel concept delivery option, not presently offered)
6) Earn While you travel



Peer-to-peer delivery

SHIPT℠

ROADIE

Last-mile delivery





Parcel

None of these companies has realized the potential of harnessing a P2P network of long-distance travelers to revolutionize what's possible in the area of rapid parcel delivery.





Parcel

The technology of MYWAY will fade into the background, allowing user conveniences , flexibility and the best options for less.













AT&T
1:11 AM
myway
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Coast-to-coast shipping made easy.
Your package shipped within the day!
Package
01
Post your package
Ship
02
We find your shipper
Delievered
03
Your package delivered
asdfa
To
Enter Zip Code
Enter Zip Code
Ship

AT&T
1:13 AM
myway
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Travelers going from 10067 to 98790
Filter Results
Get it there by tomorrow 2pm
@Traveler N
Get Price
Availability
Delivery
Jan 26 @2pm
Pickup
Jan 26 @2pm
Deliver to Recipeint
Medium Pkgs
Less than 5lbs
Choose Shipper

AT&T
1:29 AM
myway
SIGN IN
Post Your Tripo
Transportation Mode
PLANE
BUS
TRAIN
CAR
BOAT
Package Pickup Details
pickup address
Enter Address

National Delivery Opportunity Examples

Flight Data for Atlanta, Chicago, and Jacksonville Airports

	Airlines	Flights per Month	Flights per Week	Flights per Day
ATL to ORD	5	4,347	1,035	148
ORD to ATL	7	4,914	1,170	167
JAX to BOS	8	1,659	395	56
JAX to DEN	8	1,558	371	53

Revenue model: MYWAY will make use of air, train, bus, boat, and auto travelers to be the delivery network for goods between B2B, B2C, and C2C. The Traveler will be paid a percentage of the shipping costs of the item(s) they carry, with the percentage varying depending on the radius they are willing to travel enroute to their final destination. For example, Travelers can choose to limit their delivery radius to five miles or they could increase their delivery radius to 20 miles in order to earn a greater percentage of the delivery fee. The Platform will earn average of 25 percent revenue of gross shipping cost.

my way

Marketing

- Responsive Dynamic Website
- Mobile Apps
- Consumer marketing
- Influencer advertising

- Promotional Branding at Sporting events
- Video creation and promotion
- On-the-ground marketing

User & Delivery Assumptions	Year1	Year 2	Year 3	Year 4	Year 5
Number of Active Users	12,000	60,000	180,000	540,000	1,080,000
New Users	6,000	48,000	120,000	360,000	540,000
Avg. Deliveries Per Active User	10	10	10	10	10
Average Daily Airline Passengers	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000
Average Daily National/ International Deliveries	110	545	1,954	5,862	13,707
Daily Deliveries as % of Passengers	**0.004%**	**0.022%**	**0.078%**	**0.234%**	**0.548%**

Funding Required to Launch: $500,000

Total Funding Required: $2,000,000

Tommy Allen, CEO
Amira Onibudo, Marketing
Eddie Paramore, TSA Advisor
Gregory Gribben, General
Counsel

Tommy Allen, CEO

Owner and Attorney-in-Fact at Allen & Allen Attorney Firm in Jacksonville, Florida. Mr. Allen has strong communication, problem resolution, and negotiation skills, along with the type of richly diverse occupational background that often leads to cutting edge business innovations.

Amira Onibudo, Marketing

Amira Onibudo works as Coordinator of Integrated Marketing at Viacom | VH1 & LOGO, managing the creation of award-winning custom, co-branded content for media sponsorships with top brands such as Covergirl, GEICO, Macy's, TJ Maxx, Mars, and more, to align with VH1 and LOGO brand messaging. In this role, she was recognized with a silver Telly Award for her work for GEICO and Hip-Hop Honors for her work with Montell Jordan.

Eddie Paramore, TSA Advisor

Former Senior Transportation Security Manager at JFK International, Eddie Paramore is a transportation security professional who is providing his expertise in the role of TSA Advisor.

Gregory Gribben, General Counsel

Gregory Gribben is a Partner at Woods Oviatt Gilman LLP



Tommy A. Allen

904-238-8170 | tommyaallen@mywaydelivery.com